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SEC FILE NUMBER
8-40465

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 04 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alantra, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 State Street, Suite 1210
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacey Rosa	617-532-3350	stacey.rosa@alantra.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf and Company, P.C.
(Name – if individual, state last, first, and middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

October 2023	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stacey Rosa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alantra, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Stacey Rosa

Title: Financial Controller, FinOP

Notary Public

LUIS GUILLERMO VARGAS ALCOCER
MY COMMISSION EXPIRES JUNE 23, 2028
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALANTRA, LLC

TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Members of Alantra, LLC:

Opinion on the Financial Statement

We have audited the accompanying combined statement of financial condition of Alantra, LLC (the "Firm") as of December 31, 2021, and the related notes (collectively, referred to as the "combined financial statement"). In our opinion, the combined financial statement presents fairly, in all material respects, the financial position of the Firm, as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The combined financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's combined financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statement is free of material misstatement, whether due to error or fraud. The Firm is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Firm's auditor since 2019.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2022

ALANTRA, LLC
COMBINED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 30,027,651
Accounts receivable, net	286,673
Receivable from affiliated entities	1,149,140
Prepaid expenses and other current assets	25,300
TOTAL CURRENT ASSETS	31,488,764
PROPERTY AND EQUIPMENT - at cost, net of accumulated depreciation	89,446
OTHER ASSETS	
Securities owned, at fair value	550,000
Right-of-use-asset	1,621,054
Deposits	221,603
TOTAL OTHER ASSETS	2,392,657
TOTAL ASSETS	$ 33,970,867

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 88,499
Accrued compensation and benefits	15,951,632
Other accrued expenses	219,156
Payable to affiliated entities	1,106,197
Lease liability	1,621,054
TOTAL LIABILITIES	18,986,538
MEMBERS' EQUITY	
Members' equity	14,984,329
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 33,970,867

ALANTRA, LLC
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2021

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Structure— Alantra U.S Corporation (the "Member") is the sole member of Alantra, LLC (the "LLC") and a majority member of Alantra Tech USA, LLC (the "Tech"). The LLC and Tech are combined (the "Firm") in these financial statements. The Member is ultimately a subsidiary of Alantra Partners, S.A (the "Parent").

   The combined financial statements include all wholly-owned subsidiaries of the Firm and all intercompany accounts have been eliminated in combination.

b. Basis of Presentation— The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

c. Nature of Operations— The Firm provides investment banking services to corporate clients to assist with implementation of corporate development programs of acquisition, merger, divestiture and joint venture. The Firm is headquartered in Boston, but also has offices located in Mumbai, New York and San Francisco. The Shanghai branch discontinued operations in 2021, the effect of which was not material to the financial statements.

   The LLC is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protector Corporation ("SIPC").

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all deposits in demand accounts and all short-term securities purchased with maturities of three months or less when purchased to be cash equivalents.

f. Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are not expected to be collected by the time the financial statements are issued. As of December 31, 2021, accounts receivable included an allowance of $393,737.

g. Property and Equipment— Assets with a cost greater than $5,000 are capitalized and recorded at cost. Depreciation is provided over the estimated useful life of the related asset, principally on the straight-line method. Estimated useful lives range from five to seven years. Leasehold improvements estimated useful lives are the lesser of the estimated useful life or the term of the related lease.

h. Securities Owned Valuation - Management estimates the fair value of investments in securities not traded on a national exchange using a market, income, or cost approach as further discussed in Note 4.

i. Fair Value Hierarchy— The Firm groups its assets and liabilities measured at fail value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2: Valuation is based on the observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Valuation is based on the unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgement or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

j. Currency Conversion— The accounting records of the Firm are maintained in U.S. dollars. Investments and other assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the prevailing rates at December 31, 2021. Income receipts and expenses are converted into U.S. dollars at the prevailing rate at the time of the transactions.

k. Related Party Transactions— The Firm is a party to transactions throughout the year with various affiliated entities under common control of the Parent company. The Firm may pay for or be charged for certain expenses related to the affiliated entities occupancy, services, and other office expenses The Firm may also pay or receive payment for various revenue sharing contracts. The Firm expects to fully settle all outstanding amounts due to or from affiliated entities.

NOTE 2: CONCENTRATION OF RISKS

The Firm maintains its cash balances at various banks and financial services companies. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at financial services companies are insured by the Securities Investor Protection Corporation up to $500,000. At December 31, 2021, $29,527,651 of the Firm's cash balance exceeded these insured limits.

NOTE 3: SECURITIES OWNED

Securities owned, at fair value, consist of the following as of December 31, 2021:

Private company stock	$ 550,000
	$ 550,000

NOTE 4: FAIR VALUE MEASUREMENTS

Financial assets of the Firm measured at fair value on a recurring basis as of December 31, 2021 includes private company stock with a fair value of $550,000, which are categorized as Level 3 within the fair value hierarchy (see Note 1). There are no financial assets measured at fair value on a recurring basis that are categorized as Level 1 or Level 2 within the fair value hierarchy.

Both observable and unobservable inputs may be used to determine the fair value of investments that the Firm has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Significant unobservable inputs used to develop fair value measurements within the Level 3 category are as follows:

	Fair Value	Valuation Technique	Unobservable Quantitative Input	Range of Inputs
Private Stock	$550,000	Transaction price	Recent Transaction Price	$1.00 -$1.86 per share

For private equity securities the transaction price is typically the best estimate of value at inception. Management reviews financial data and estimates provided by the investee to assess future developments and to monitor changes. In those instances where there is no evidence available that indicates whether the investment has either increased or decreased in value from cost, cost is used to approximate the fair value of these investments.

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

NOTE 5: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i). During the year ended December 31, 2021 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 6: PROPERTY AND EQUIPMENT

Property and Equipment consist of the following as of December 31, 2021:

Equipment and furniture	$ 244,861
Computer and data processing	185,276
Leasehold Improvements	161,392
Less accumulated depreciation	(502,083)
Property and Equipment, net	$ 89,446

NOTE 7: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 8: OPERATING LEASES

The Firm entered into a 63-month lease in San Francisco, CA on September 1, 2021. The Firm entered into a 93-month lease in Boston, MA effective November 1, 2014 The Firm also maintains office leases in New York and Utah, which have a term of less than one year and are considered short term under ASC 842. The future minimum lease commitments under these short term leases total $145,000 for the year ending December 31, 2022

The Boston and San Francisco operating leases are included in the right-of-use asset and lease liability on the statement of financial condition. The asset and liability are recognized at the adoption date based on the present value of the remaining lease payments over the lease term. The remaining short-term operating leases, which have an initial term of 12 months or less, are not recorded on the statement of financial condition.

The following table presents information about the amount, timing and cash flows arising from the Firm's capitalized operating leases as of December 31, 2021:

Years Ending December 31,	Amount
2022	$ 446,284
2023	288,835
2024	297,488
2025	306,416
2026	315,618
Thereafter	26,957
Total undiscounted operating lease payments	1,681,598
Less: amount representing interest	(60,544)
Present value of operating lease liability	$ 1,621,054

	Boston	San Francisco
Remaining lease term	.5 years	5.08 years
Discount rate for operating leases	0.19%	1.26%

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2021, net capital as defined by the rules, equaled $12,548,724. The ratio of aggregate indebtedness to net capital was 138.4%. Net capital in excess of the minimum required was $10,812,176.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k)(2)(i).

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.